SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	The Medtronic Puerto Rico Employees’ Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2008 and 2007

2.	Exhibit 23.1

Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

3.	Exhibit 23.2

Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Dated: October 24, 2008	By:	/s/ Martha Goldberg Aronson
Martha Goldberg Aronson Senior Vice President and Chief Talent Officer

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Index to Financial Statements

Reports of Independent Registered Public Accounting Firms

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2008
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2008

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee

The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) as of April 30, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended April 30, 2007 were audited by other auditors whose report, dated October 12, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan as of April 30, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of April 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota

October 24, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) at April 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 12, 2007

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statements of Net Assets Available for Benefits

(in 000’s)

	April 30,
	2008	2007

Investments at fair value (Note 2):
Interest in the Medtronic, Inc. Master Trust Fund, at fair value (Note 3)	$25,348	$23,393
Registered investment companies	14,164	11,119
Participant loans	1,317	1,183
Total investments	40,829	35,695

Contributions receivable:
Employer	344	277
Participant	77	92
Total receivables	421	369
Net assets available for benefits at fair value	41,250	36,064
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts (Note 2)	(208)	398
Net assets available for benefits	$41,042	$36,462

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

(in 000’s)

Year Ended
April 30,
2008
Investment income:
Net depreciation in fair value of registered investment companies	$(790)
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	903
Interest and dividends from investments	627
Interest from participant loans	93
Total investment income	833
Contributions:
Employer	4,825
Participant	2,885
Total contributions	7,710

Deductions:
Benefits paid to participants	3,944
Administrative expenses	19
Total deductions	3,963

Net increase	4,580
Net Assets available for benefits:
Beginning of year	36,462
End of year	$41,042

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Parent Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. Generally, the Plan is available to all regular full-time and part-time employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the “Company”). Prior to January 1, 2006, employees with at least three months of service were eligible to participate in the Plan. Employees hired on or after January 1, 2006 are eligible immediately upon hire. Prior to May 1, 2006, employees were eligible to receive contributions in the Retirement Plan account after completing two years of service. Effective May 1, 2006, employees are eligible to receive contributions in the Retirement Plan account after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Plan Assets

Effective June 1, 2006, the Plan was amended and restated as a result of the merger of The Medtronic Puerto Rico Retirement Plan (the “Retirement Plan”) with the Plan.

In June 2006, the Retirement Plan was merged into the Plan. In conjunction with the merger, the net assets of the Retirement Plan were transferred into the Plan resulting in an asset transfer in of $14,511,000.

Participants’ accounts in the Retirement Plan were transferred into a separate account in the Plan. Employer contributions made to the Retirement Plan during May 2006 were transferred to participants’ separate accounts in the Plan and on June 1, 2006, the Retirement Plan was merged with the Plan. All participant rights under the Retirement Plan apply to the transferred balance and amounts remain 100% vested.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Parent Company oversees the administration of the Plan. The Committee appointed Banco Popular de Puerto Rico (the “Trustee”) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. Vanguard Fiduciary Trust Company (“Vanguard Trust”) has been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. Vanguard Trust maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses.

Contributions

The Plan provides a regular savings program for the employees of the Company under which participants may contribute 1% to 10% of their eligible compensation through pre-tax payroll deductions, subject to statutory limits.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers per month in or out of the Medtronic Common Stock Fund (which is included in the Medtronic, Inc. Master Trust Fund). In addition, effective September 30, 2005, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund. Participants receive Company matching contributions based on each participant’s contributions up to 6% of eligible compensation. Company matching contributions range from 50% to 75% of participant contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions. The Company’s matching cash contributions to participants’ accounts were $1,508,000 for fiscal year 2008.

Additionally, contributions to the Retirement Plan account made by the Company equals 5% of the qualified participant’s eligible compensation, as defined in the Plan agreement. Participants may elect to invest their Retirement Plan account into the same investment options available for their elective contributions. For fiscal year 2008, the Company contributed $3,317,000 to participants’ Retirement Plan account.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (“rollover contributions”).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after five years. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan or complete discontinuance of employer contributions. Employees are 100% vested in the Retirement Plan account contributions, which are made by the Company, at all times. Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. The balances of unallocated forfeited nonvested accounts as of April 30, 2008 and 2007 were $33,000 and $22,000, respectively. During fiscal year 2008, administrative expenses of $17,000 were funded by forfeitures.

Distributions

Active participants who have attained an age of 59 ½ may request a partial or total withdrawal of their after-tax contributions account, rollover contributions account and the vested portion of their employer matching contributions account, with the exception that vested employer contributions are only distributed for a demonstrated financial need related to health, education, or welfare of the Participant or the Participant’s dependents.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available loan provisions. The amount of hardship withdrawal cannot exceed the amount of financial need.

Upon termination, retirement or upon incurring total disability, participants may receive distribution of their account in a lump sum payment, or, prior to January 1, 2006, an immediate annuity purchase from an insurance company or a combination of such methods of payment at the discretion of the participant.

Effective May 1, 2007, the Plan allowed for a special voluntary early retirement benefit. Participants who meet the following requirements; age 62 and older on May 1, 2007, have retired from the Company between March 1, 2007 and June 20, 2007, have not and will not receive severance benefits from the Company, and are eligible to receive retirement plan account contributions; had the option to elect to participate in the special voluntary early retirement benefit. The benefit allowed for participants to receive an additional contribution equal to 25% of their compensation. Compensation from May 1, 2006 through April 30, 2007 was used to determine the contribution amount.

Participant Loans

Participants are limited to one outstanding loan at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years. The loans are collateralized by the balance in the participant’s account. The interest rate is the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the loan are paid to the borrower and remains fixed for the duration of the loan. At April 30, 2008, loans receivable were due at various dates through 2013, with interest rates ranging from 4.00% to 8.25%.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007 for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value, except for investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. The Plan’s interest in the Medtronic, Inc. Master Trust Fund, excluding the fully benefit-responsive investment contracts, is valued at its unit closing price (comprised of the aggregate fair value of the respective underlying investments plus any uninvested cash position). The Medtronic, Inc. Master Trust Fund investments include fully benefit-responsive investment contracts and common shares of the Parent Company. The fully benefit-responsive investment contracts consist of both traditional guaranteed investment contracts (“GICs”) and synthetic investment contracts. The fair value of the traditional GICs are comprised of the expected future cash flows of each contract discounted to present value. The fair value of the synthetic investment contracts are comprised of the aggregate market values of the underlying investments in registered investment companies and bond trusts. The common shares of the Parent Company held by the Medtronic Common Stock Fund are valued at their quoted market price. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Medtronic Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional GIC contracts as well as synthetic GIC contracts. The Medtronic Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

The terms of fully benefit responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract or total liquidation of the covered investments. However, fully benefit responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
Average yields for GICs and Synthetic GICs:	2008	2007
Based on actual earnings	4.5%	4.7%
Based on interest rate credited to participants	4.5%	4.6%

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid for by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Subsequent to year-end, the credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios.

Concentration of Market Risk

As of April 30, 2008 and 2007, approximately 4.1% and 5.0%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of the Medtronic, Inc. Savings and Investment Plan. The Plan’s Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2008 and 2007, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 2.1% and 1.7%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Medtronic Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

(in 000’s)

	April 30,
	2008	2007

Investments at fair value:
Medtronic, Inc. common stock	$876,933	$1,102,213
Guaranteed investment contracts	318,161	287,972
Medtronic, Inc. Master Trust Fund assets, at fair value	1,195,094	1,390,185
Adjustment from fair value to contract value relating to fully-benefit responsive investment contracts	(2,775)	5,281
Medtronic, Inc. Master Trust Fund assets	$1,192,319	$1,395,466

Medtronic, Inc. Master Trust Fund

Statement of Changes in Master Trust Assets

(in 000’s)

Years Ended April 30,
2008
Additions:
Investment loss:
Interest	$13,411
Dividends on Medtronic, Inc. common stock	5,716
Net depreciation in fair value of investments	(75,974)
Total investment loss	(56,847)
Administrative expenses	(141)
Total loss	(56,988)
Employer contributions	19,059
Interfund transfers, net	(165,218)
Net decrease	(203,147)
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,395,466
End of year	$1,192,319

The net depreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal years 2008 and 2007, including gains and losses on investments purchased and sold as well as unrealized gains and losses on those held during the year relates to investments in Medtronic, Inc. common stock only.

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

Years Ended April 30,
2008
Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$23,393

Investment income:
Interest income	1,017
Dividends on Medtronic, Inc. common stock	16
Net depreciation in fair value of investments	(127)
Total investment income	906
Administrative expenses	(3)
Plan’s interest in income for the year	903

Employer contributions	3,196
Interfund transfers, net	(2,750)
Current year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	208
Prior year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	398
Plan’s interest in Medtronic, Inc. Master Trust Fund, end of year	$25,348

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2008	2007
Registered investment companies:
Vanguard Wellington Fund	$3,014	$2,382
Vanguard 500 Index Fund	2,902	2,760

Plan’s interest in Medtronic, Inc. Master Trust Fund	25,348	23,393

5.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in Medtronic, Inc. Master Trust and shares of registered investment companies managed by the Plan’s Trustee, as well as participant loans receivable. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Puerto Rico Internal Revenue Code. In addition, as noted previously, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Parent Company.

During the year ended April 30, 2008, the Plan had transactions with Vanguard Trust, the Plan’s Recordkeeper, which are allowed by the Plan and the Puerto Rico Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in 000’s):

April 30,
2008

Net assets available for benefits per the financial statements	$41,042
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts at April 30, 2008 (Note 2)	208
Net assets available for benefits per the Form 5500	$41,250

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 (in 000’s):

Year Ended April 30,
2008

Net increase per the financial statements	$4,580
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts at April 30, 2008 (Note 2)	208
Net income per the Form 5500	$4,788

Fully benefit-responsive GICs are recorded on the Form 5500 at fair value at April 30, 2008 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

7.	Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department dated April 23, 2008. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

April 30, 2008

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	**	$3,014
*	Vanguard 500 Index Fund	Registered Investment Company	**	2,902
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	1,570
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	953
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	899
*	Vanguard International Growth Fund	Registered Investment Company	**	766
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	566
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	547
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	527
*	Vanguard Windsor II Fund	Registered Investment Company	**	474
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	431
*	Vanguard Explorer Fund	Registered Investment Company	**	377
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	360
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	285
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	175
*	Vanguard Morgan Growth Fund	Registered Investment Company	**	144
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	108
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	33
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	29
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	4
*	Participant loans	Interest at 4.00%-8.25% due at various dates through 2013	**	1,317

	Total Plan investments, excluding the Plan’s interest in the Medtronic, Inc. Master Trust Fund			15,481

	Plan’s interest in Medtronic, Inc. Master Trust Fund			25,348
				$40,829

*	Denotes party-in-interest.
**	Cost information is excluded as it is no longer required for participant-directed investments.